Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement (Form S-8 No. 333-259263) pertaining to the BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor Fitzgerald, L.P. and their Affiliates of our reports (a) dated March 1, 2022 with respect to the consolidated financial statements and schedule of BGC Partners, Inc., and the effectiveness of internal control over financial reporting of BGC Partners, Inc. included in its Annual Report (Form 10-K), and (b) dated June 27, 2023, with respect to the financial statements and schedule of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and their Affiliates included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

July 3, 2023